S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE – No. 12-09

  October 1, 2009

DRILLING IN PROGRESS ADJACENT TO SAMEX'S CHIMBEROS GOLD/SILVER PROPERTY, CHILE

SAMEX has learned that a Chilean mining company has commenced drilling with two drill rigs on their concessions immediately adjacent to SAMEX’s Chimberos Gold/Silver Property in Chile.   The Chimberos Property is located about 75 kilometers north of the city of Copiapo and is situated in the historic Chimberos mining district which was one of Chile’s largest silver producing areas.

Jeff Dahl, President of SAMEX said “From the preliminary geological work that we’ve done, we’re not surprised to see this aggressive exploration activity being initiated on the adjacent and surrounding concessions.  We’ll be keenly watching their progress since the results may be of significant mutual benefit”.

Several years ago, SAMEX recognized the potential of this old mining district and began quietly accumulating concessions.  SAMEX now holds an important land position totaling more than 1,600 hectares in this highly prospective, but little-explored area.  These strategic concessions cover a significant, but partial, portion of the Company's exploration objectives in this district.

SAMEX reconnaissance work indicates that the geologic setting of the Chimberos District includes widespread sericite-pyrite alteration of volcanic rocks cut by a principal silver-mineralized fissure vein zone, and complete garnet skarn replacement of a thick calcareous sedimentary unit, which also hosts oxide-copper mineralization.  Although SAMEX has only conducted preliminary sampling and limited detailed mapping in the area, some of the acquired concessions are clustered and cover much of the core of a complex fissure fault zone which controlled the enriched silver mineralization that was mined in the Buena Esperanza mines at Chimberos.

Historically, mining was focused along discrete narrow vein structures of this zone, but SAMEX has been studying the property with a view to defining important targets of shallow bulk-tonnage gold and/or gold-silver mineralization, and also looking for deeper, higher-grade, gold-silver/copper sulfide mineralization – perhaps as an underground, bulk-tonnage target comprised of mineralized anastomizing veins.  Potential for extensive, deeper-seated, mantos-style, more-disseminated style, copper-sulfide mineralization with important gold-silver content hosted by the skarn replacement has also been identified.   Other SAMEX concessions at Chimberos are over projected extensions of the principal fissure fault zone, parts of large areas of sericite-pyrite alteration, and outlying garnet skarn with oxide-copper showings, which are areas where additional targets might be outlined in the future.

SAMEX’s concessions are strategically located in relation to the adjacent and surrounding concessions that are being drilled.  SAMEX believes the results of drilling on these neighbouring concessions may have a significant effect on understanding the potential of the Chimberos area and will be following results closely.  Further updates will follow as and when available.

A video-gram entitled “Chimberos Gold/Silver Property” and a high-resolution PDF graphics plate with maps, satellite images and photos have been posted at www.samex.com for viewing in conjunction with this news release.

“Jeffrey Dahl”

President

The geologic technical information in this News Release was prepared by Robert Kell, Vice-President Exploration for SAMEX MINING CORP. and Philip Southam, Geologist.  Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.